NEWS RELEASE

BIRCH MOUNTAIN ANNOUNCES APPOINTMENT OF RECEIVER

CALGARY, November 6, 2008 - Birch Mountain Resources Ltd. ("Birch Mountain" or the "Corporation") (BMD: TSX) announces that pursuant to the Bankruptcy and Insolvency Act (Canada) (the "BIA"), PricewaterhouseCoopers Inc. is hereby appointed interim Receiver and Receiver and Manager (the "Receiver"), of all of the Corporation’s current and future assets, undertakings and properties of every nature and kind (the "Property"). Birch Mountain announced on November 3, 2008, that it had received a demand for repayment of its loans from its principal secured creditor, Tricap Partners Ltd. ("Tricap"), together with a notice of intention to enforce security pursuant to the BIA. Birch Mountain is unable to repay its indebtedness to Tricap.

Among other powers, the Receiver is authorized to take possession and control of the Property; to receive, preserve, protect and maintain control of the Property; to manage, operate and carry on the business of the Corporation; to receive and collect all monies and accounts now owed or hereafter owing to the Corporation and to exercise all remedies of the Corporation in collecting such monies, including, without limitation, to enforce any security held by the Corporation; and to sell, convey, transfer, lease or assign the Property or any part or parts thereof out of the ordinary course of business (subject to the approval of the court with respect to certain sales).

No proceedings against or in respect of the Corporation or the Property can be commenced or continued except with the written consent of the Receiver or with leave of the court and any and all proceedings currently under way against or in respect of the Corporation or the Property are stayed and suspended pending further order of the court. With certain exceptions, all rights and remedies (including, without limitation, set-off rights) against the Corporation, the Receiver, or affecting the Property, are hereby stayed and suspended except with the written consent of the Receiver or leave of the court. Anyone having oral or written agreements with the Corporation or other mandates for the supply of goods and/or services to the Corporation are restrained from discontinuing, altering, interfering with or terminating the supply of such goods or services as may be required until further order of the Court.

Under the Business Corporations Act (Alberta), as a Receiver has been appointed, the powers of the directors of the Corporation that the Receiver is authorized to exercise may not be exercised by the directors until the Receiver is discharged. Accordingly, all of the directors of the board of the Corporation have resigned and all officers have been released of their duties effective immediately. Members of management intend to be available to assist the receiver in maximizing value for all stakeholders to the extent possible in the circumstances. At this time there appears to be little likelihood that there will be any recovery by the shareholders in the event of a liquidation or sale of the Corporation's assets.

Corporation Contacts: Birch Mountain Tel. (403) 262-1838 Fax (403) 263-9888 Website: www.birchmountain.com

Forward Looking Information

Certain statements contained in this release constitute forward-looking information. These statements relate to future events or Birch Mountain’s future performance. The use of any of the words "could", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on Birch Mountain’s current belief or assumptions as to the outcome and timing of such future events. Actual future results may differ materially. Birch Mountain’s annual report to shareholders and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com) describe the risks, uncertainties and other factors that could influence actual results. Birch Mountain disclaims any intention or obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.